CALIFORNIA INVESTMENT TRUST
                        44 Montgomery Street, Suite 2100
                         San Francisco, California 94104

                                November 13, 1998


Filed via EDGAR (CIK # 0000778205)

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:      California Investment Trust II
         File Nos. 33-00500, 811-04418

Ladies and Gentlemen:

On behalf of California Investment Trust II (the "Registrant") and pursuant to Rule 477 under the Securities Act of 1933, as amended, we desire to withdraw, and hereby request that the Commission withdraw, the filing made on behalf of the Registrant on October 30, 1998, with Accession No. 0001012709-98-000424 (the "Filing").

The Filing included the contents of Post Effective Amendment No. 24 (the "Amendment") to the Registrant's Registration Statement. However, the Filing was prepared pursuant to Rule 485(a) of the Securities Act of 1933, as amended, and inadvertently transmitted under EDGAR form type 485BPOS. Subsequently, the Amendment was properly filed under EDGAR form type 485APOS. The Registrant believes that withdrawal of the Amendment would be consistent with the public interest and the protection of investors since: (1) the filing was prepared in contemplation that it would be submitted under Rule 485(a) and was inadvertently submitted with the incorrect EDGAR form type and (2) the existence of two Post Effective Amendment Nos. 24 could confuse investors.

Very truly yours,

/s/Stephen C. Rogers
---------------------------------
Stephen C. Rogers, Secretary
California Investment Trust II